Exhibit 99.2

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and any and all future amendments to the Schedule 13G, and have duly executed this joint filing agreement as of the date set forth below.

Dated:  June 11, 2010
ComVest Capital LLC By: ComVest Capital Management LLC, its managing member

By:	/s/ Cecilio M. Rodriguez
Cecilio M. Rodriguez, Chief Financial Officer

ComVest Capital Management LLC

By:	/s/ Cecilio M. Rodriguez
Cecilio M. Rodriguez, Chief Financial Officer

/s/ Michael S. Falk
Michael S. Falk, individually

/s/ Robert L. Priddy
Robert L. Priddy, individually